United States securities and exchange commission logo





                              November 9, 2023

       David Quek Yong Qi
       Chief Executive Officer
       Cuprina Holdings (Cayman) Limited
       Blk 1090 Lower Delta Road #06-08
       Singapore 169201

                                                        Re: Cuprina Holdings
(Cayman) Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
13, 2023
                                                            CIK No. 0001995704

       Dear David Quek Yong Qi:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise your prospectus cover page to reference and briefly describe the
                                                        Representative's
Warrants.
       Prospectus Summary
       Overview, page 3

   2. We note your statements here and on pages 57 and 74 that your expertise in biomedical research allows you to
develop innovative cosmeceutical products. However, your
                                                        disclosure on page 30
indicates that you have contracted with third parties to develop all of your cosmeceutical
products. Please revise your disclosure here and throughout, as appropriate, to
clarify, if true, that you do not develop your cosmeceutical products.
 David Quek Yong Qi
FirstName LastNameDavid
                 (Cayman)Quek   Yong Qi
Cuprina Holdings           Limited
Comapany 9,
November  NameCuprina
             2023        Holdings (Cayman) Limited
November
Page 2    9, 2023 Page 2
FirstName LastName
3. Please revise the Prospectus Summary, where appropriate, as well as the Management section beginning on page 128 to disclose your "controlled company" status and to discuss the related consequences for investors, including that you will rely on certain exemptions from corporate governance rules. Please also revise to disclose the identity of your controlling shareholder.
4. Please revise your Prospectus Summary to clarify, if true, that you may not be able to successfully develop product candidates incorporating bullfrog collagen and/or medical leeches and that such products may not receive regulatory approval. Please also revise your discussion of your revenues to include net income (loss) for the periods presented.
5. Please revise your Prospectus Summary to reflect your disclosures on pages 135 and F-21 that you owed US$2.1 million to your controlling shareholder as of December 31, 2022 and that the amounts owed are due on demand without an agreement. Corporate History and Structure, page 7

6. You state that Cuprina Holdings (Cayman) Limited will become the ultimate holding company of your operating subsidiaries and you include a chart depicting your corporate structure assuming your internal group reorganization has been completed. Please disclose when you expect the reorganization to be completed or otherwise advise. Please also revise this chart here and on page 53 to show your controlling shareholder and the percentage of your ordinary shares it will own following the offering. Risk Factors, page 14

7. We note you are in the process of compiling the 21 CFR Part 820 dossier for an FDA
         510(k) clearance and that you will also undertake the relevant ISO 10993 biocompatibility tests. Please include a risk factor discussing the risks associated with not receiving FDA
         510(k) clearance, not obtaining the results needed in the ISO 10993 test or failing to receive other regulatory approvals and the impact this would have on your plan to list your product candidate(s) on the Medical Device Administrative Control System in Hong Kong
         and on your business as a whole.
8. We note you began selling your MEDIFLY products in Hong Kong beginning in March
         2023 and that you plan to expand into mainland China. Please revise to include a discussion of the risks associated with operating in Hong Kong and mainland China including (i) that the Chinese government may intervene or influence your operation at any time and (ii) that you or your subsidiary may be required to obtain additional permission or approval from Chinese authorities to operate your business in
         Hong Kong and/or mainland China.
Use of Proceeds, page 48

9. Please revise your Use of Proceeds section to clarify which new markets you expect to target and which products you plan to develop with the proceeds from the offering.
 David Quek Yong Qi
FirstName LastNameDavid
                 (Cayman)Quek   Yong Qi
Cuprina Holdings           Limited
Comapany 9,
November  NameCuprina
             2023        Holdings (Cayman) Limited
November
Page 3    9, 2023 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operation
Key Components of Results of Operations
Operating expenses, page 60

10. The expense categories on your Statement of Operations appear to include a mixture of classifications by both nature and function. For example, you include separate line items for payroll and employee benefits as well as depreciation expense. However, a portion of these expenses appear to be included in your cost of revenues and presumably research and development. In the interest of transparency, please consider revising to present your expense categories by function and include a line item for general and administrative expenses.
Research and Development Costs, page 61

11. We note disclosures that the Company's research and development costs, "primarily consist of the costs incurred by us on research and collaboration works conducted with
         NTU for the extraction and formulation of bullfrog collagen and related products." We also note disclosures that the Company has "two lines of chronic wound care products in our pipeline we expect to achieve commercialization over 2024 and 2025." Please explain why there are no research and development costs associated with the two wound care products in your pipeline. Please also revise to provide disaggregated disclosure of both your internal and external research and development costs by nature. Market and Industry Data, page 73

12. We note your statements that (i) you have not independently verified market and industry data from third-party sources and (ii) your internal research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.
Business
Our Competitive Strengths, page 75

13. You make several assertions regarding the safety and efficacy of your product candidates.
         Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidates are well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidates which have yet to be approved are safe and/or effective. For instance, and without limitation, we note the following statements about your product candidates:
             "our chronic wound care product utilizing medical grade leeches... has been proven to be effective in the treatment of several different types of wounds." (pg. 75)
             "We believe the efficacy of our products will result in..."
(pg.75)
 David Quek Yong Qi
FirstName LastNameDavid
                 (Cayman)Quek   Yong Qi
Cuprina Holdings           Limited
Comapany 9,
November  NameCuprina
             2023        Holdings (Cayman) Limited
November
Page 4    9, 2023 Page 4
FirstName LastName
                "Our products are well-positioned for increased adoption owing to their clinical efficacy and cost-effectiveness compared to conventional wound care products." (pg.
              75)
                "A number of single patient observation-based case studies...provide further evidence of the efficacy of hirudotherapy in the management of chronic wounds." (pg. 87)

         To the extent these statements are intended to reference your approved MEDIFLY product, please revise your disclosure accordingly.
Our Business Strategies
Expand into new geographic markets through strategic partnerships, page 77

14. You state that "[t]o achieve [y]our strategic objectives, [you] have entered into various collaboration agreements with local partners in Saudi Arabia, Hong Kong, and mainland
         China." Please identify each agreement and include a discussion, where appropriate, to describe all material terms of the agreements, including a description of each party's rights and obligations, a quantification of any payment obligations and a summary of the term and termination provisions. In addition, please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K. Alternatively, please advise.
Bullfrog collagen related products, page 85

15. We note you are currently in the process of compiling the 21 CFR Part 820 dossier for an
         FDA 510(k) clearance and that you expect to conduct a pre-submission to the FDA by the end of 2023. Please revise to briefly explain the 510(k) clearance process, to state whether your bullfrog collagen sponge dressing is expected to be a Class I, II, or III medical device and to disclose whether you will be required to conduct clinical trials. To the extent you believe you will not be required to conduct clinical trials to obtain FDA approval, please revise to provide the basis for this belief. Please also revise to clarify that there is no guarantee that your product candidates will obtain FDA approval.
16. Please include a short description of the ISO 10993 biocompatibility tests.
Our Pipeline for Wound Care Products
Hirudotherapy, page 85

17. You state that your relevant R&D work for hirudotherapy has begun and that you expect to make the therapy available in several markets subject to the completion of the relevant
         R&D work, among other things. Please specify the relevant R&D work that has begun and the remaining R&D work.
Selected Published Studies on Our Pipeline Products
Bullfrog Collagen, page 87

18. We note your table on page 88 depicting a comparative analysis of various sources of collagen with the bullfrog analysis provided by the company. Please revise to discuss how
 David Quek Yong Qi
FirstName LastNameDavid
                 (Cayman)Quek   Yong Qi
Cuprina Holdings           Limited
Comapany 9,
November  NameCuprina
             2023        Holdings (Cayman) Limited
November
Page 5    9, 2023 Page 5
FirstName LastName
         you determined bullfrog collagen's suitability and that it has no significant disadvantages.
Our Commercialized Cosmeceutical Product, page 89

19. Please revise your Business section, where appropriate, to describe the material terms of your agreement with Full Crimp Milk LLP and file the agreement as an exhibit to your registration statement.
Our Cosmeceutical Pipeline Products
ENDURE Muscle Energy Cream, page 90

20. You state that ENDURE Muscle Energy Cream is in the manufacturing process as of June
         30, 2023 and that you plan to launch the product by the end of the third quarter of 2023.
         Please clarify if ENDURE Muscle Energy Cream has been commercialized or if your timeline has been delayed.
Activ Labs Cool Relief Muscle Patch, page 90

21. You state you plan to launch the Activ Lab Cool Relief Muscle Patch by the end of the
         third quarter of 2023. Please clarify if you have launched such product or if your timeline has been delayed.
Research and Development, page 91

22. We note your statement that you have entered into cooperative relationships with renowned research institutions, universities, and companies to bolster your R&D capabilities. Please revise to describe the material terms of these agreements and to file them as exhibits to your registration statement.
23.      Please revise your descriptions of the NTU agreements to disclose:
             all payments made to date;
             the aggregate amount of potential commercial milestone payments; the royalty rate, or a range no greater than 10 percentage points per tier;
             the expiration date;
             any termination provisions; and
             the current status of the parties' research pursuant to the industry research collaboration agreement.

         Please also file each agreement as an exhibit to your registration statement.
24. We note your statement on page 83 that the production process of bullfrog collagen will be compliant with FDA 510(k) standards. To the extent that the FDA has not approved your production process, please revise to clarify that this goal is aspirational.
Sales and Marketing, page 94

25. You state that your sales and marketing team consist of four country managers and one business development lead. Please identify where each country manager and the
 David Quek Yong Qi
FirstName LastNameDavid
                 (Cayman)Quek   Yong Qi
Cuprina Holdings           Limited
Comapany 9,
November  NameCuprina
             2023        Holdings (Cayman) Limited
November
Page 6    9, 2023 Page 6
FirstName LastName
         development lead are located.
Competition, page 98

26. You state that for your cosmeceutical business there are currently no direct competitors that commercially offer bullfrog collagen-based cosmeceutical products that you intend to possibly develop and commercialize in the future and that your bullfrog collagen is superior. Please revise your disclosure to clarify, if true, that you do not currently sell any products that incorporate bullfrog collagen and that there is no guarantee that you will ever sell these products.
Our Regulatory Roadmap and Approval Timeline, page 98

27. We note your statement that you expect to complete the 510(k) submission process by the beginning of the fourth quarter of 2023. Please revise to provide an update on the status of this submission. Please also revise throughout this section to clarify that there is no guarantee that your products will be approved in the jurisdictions referenced in this section.
Intellectual Property, page 100

28. Please revise this section to describe the patents and intellectual property you have licensed from NTU.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Consolidation, page F-9

29. Please disclose how the Company accounts for its 49% equity interest in Cuprina MENA
         Co. Ltd. In this regard, you describe this entity as a subsidiary of the company on page F-
         22, but on page 54 describe it as an associate.
Revenue Recognition, page F-11

30. Please disclose the terms of your product returns policy and how the Company accounts for and estimates returns. Additionally, quantify and include disclosures about any revenue dilution items such as discounts for early payment, rebates, and returns that are deducted from gross revenue. If discounts for early payment, rebates, and returns do not apply to the Company, please disclose this fact.
31. Please define and quantify the payment terms you disclose as, "upon completion of the overall service and treatment." If there is variability in the overall service and treatment term, provide disclosure of the range in time that is typical for a patient.
32. Please provide the Company's revenue recognition policy for the hydrating balm product in your cosmeceuticals operations. In your disclosures, include qualitative and quantitative information for balm's product returns policy.
 David Quek Yong Qi
Cuprina Holdings (Cayman) Limited
November 9, 2023
Page 7
General

33. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Quek Yong Qi
                                                            Division of
Corporation Finance
Comapany NameCuprina Holdings (Cayman) Limited
                                                            Office of Life
Sciences
November 9, 2023 Page 7
cc:       Mathew Lewis, Esq.
FirstName LastName